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                 August 9, 2021

       Kenneth Dichter
       Chief Executive Officer, Chairman of the Board
       Wheels Up Experience Inc.
       601 West 26th Street
       New York, NY 10001

                                                        Re: Wheels Up
Experience Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 3,
2021
                                                            File No. 333-258418

       Dear Mr. Dichter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Christopher Peterson,
Esq.